Gary B. Wolff, P.C.	488 Madison Avenue, Suite 1100
New York, New York 10022
COUNSELOR AT LAW
Tel: (212) 644-6446 Fax: (212) 644-6498
Email: wolffpc@nyc.rr.com

June 20, 2011

Duc Dang

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Exclusive Building Services, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Five

File No.: 333-170393

Dear Mr. Dang:

Enclosed is Pre-Effective Amendment Five to the above Registration Statement. The changes are made in response to staff comments and to make appropriate updates in the unaudited interim financial statements. The paragraph numbers below correspond to the numbered comments in your comment letter dated May 27, 2011.

General

1.

We have added the requested disclosure in several places in the prospectus disclosing that, absent sufficient revenues to pay the professional fee amounts within six months from the date of this prospectus, the Company’s president has agreed to sign a personal promissory note due and payable to counsel upon terms negotiated at the time of note issuance. The promissory note will eliminate unpaid liabilities on the Company’s books equal to the face amount of the personal promissory note. A copy of the related agreement is filed as Exhibit 10.3 which supersedes Exhibit 10.1.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Exclusive Building Services, Inc.